Exhibit 99.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Embraer – Empresa Brasileira de Aeronáutica S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Antonio Luiz Pizarro Manso, Executive Vice-President Corporate and Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge :

(i)	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:/s/ ANTONIO LUIZ PIZARRO MANSO

Name:    Antonio Luiz Pizarro Manso
Title:      Executive Vice-President Corporate
               and Chief Financial Officer

June 30, 2003